                           SUPPLEMENT NO. 3 TO PROSPECTUS
                               DATED OCTOBER 9, 1997

     This Prospectus Supplement No. 3 relates to an aggregate of 299,343 shares of Common Stock covered by this Prospectus, which were issued recently to Intermountain Lumber and Building Supply, Inc. ("Intermountain Lumber") in connection with the acquisition by the Company of substantially all the assets of Intermountain Lumber. For the year ended December 31, 1997, Intermountain Lumber's sales and net income (unaudited) relating to the operations acquired by the Company were $24 million and $1.5 million. For the four months ended April 30, 1998, Intermountain Lumber's sales and net income (unaudited) relating to such operations were $5.46 million and $.115 million, respectively. The book value at April 30, 1998 of Intermountain Lumber's assets which were acquired by the Company was $9.4 million.

     In consideration for the assets acquired, the Company (i) paid to Intermountain Lumber $6.6 million in cash and (ii) issued an aggregate of 299,343 shares of its Common Stock. The purchase price is subject to adjustment under certain circumstances. Intermountain Lumber's address is 119 Russell Street, Missoula, Montana. Intermountain Lumber has agreed that, without the consent of the Company, it will not offer more than 7,000 shares of Common Stock on any trading day for a period of twenty one (21) trading days following the closing and it will not offer more than 25,000 shares on any trading day for the thirty (30) calendar days thereafter. The 299,343 shares issued to Intermountain Lumber represent approximately 2.37% of the Company's outstanding stock. Intermountain Lumber has advised the Company that the shares may be offered from time to time as described under "Securities Covered by this Prospectus."

     This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Capitalized terms used in this Supplement have the meanings assigned to such terms in the Prospectus.

The date of this Supplement is June 8, 1998.